Exhibit 99.1

Weibo Reports First Quarter 2017 Financial Results

BEIJING, China — May 16, 2017 — Weibo Corporation (“Weibo” or the “Company”) (NASDAQ: WB), a leading social media in China, today announced its unaudited financial results for the first quarter ended March 31, 2017.

First Quarter 2017 Highlights

•                  Net revenues totaled $199.2 million, an increase of 67% year-over-year, exceeding the Company’s guidance between $185 million and $190 million.

•                  Advertising and marketing revenues were $169.3 million, an increase of 71% year-over-year.

•                  Other revenues were $29.9 million, an increase of 49% year-over-year.

•                  Net income attributable to Weibo was $46.9 million, an increase of 561% year-over-year, and diluted net income per share was $0.21, compared to $0.03 for the same period last year.

•                  Non-GAAP net income attributable to Weibo was $57.8 million, an increase of 254% year-over-year, and non-GAAP diluted net income per share was $0.26, compared to $0.07 for the same period last year.

•                  Adjusted EBITDA was $70.5 million, an increase of 272% year-over-year, or 35% of net revenues, compared to 16% for the same period last year.

•                  Monthly active users (“MAUs”) in March 2017 was 340 million, an increase of 30% year-over-year, 91% of which were mobile users. Average daily active users in March 2017 was 154 million, an increase of 28% year-over-year.

“Our relentless focus to build the best social media experience in China is reflected in Weibo’s strong performance in the first quarter of 2017, with revenues growing 67% year over year, or 76% on a constant currency basis, adjusted EBITDA margin reaching 35% and MAUs reaching 340 million,” said Gaofei Wang, Weibo’s CEO. “Looking ahead, we continue to see strong momentum, as we further optimize Weibo to share, discover and consume information, especially for the mobile, social and video environment.”

First Quarter 2017 Financial Results

For the first quarter of 2017, Weibo reported net revenues of $199.2 million, compared to $119.3 million for the same period last year. Advertising and marketing revenues totaled $169.3 million, compared to $99.2 million for the same period last year; and advertising and marketing revenues from small & medium-sized enterprises (“SMEs”) and key accounts were $161.5 million, compared to $88.1 million for the same period last year. Other revenues totaled $29.9 million, compared to $20.0 million for the same period last year.

Costs and expenses for the first quarter of 2017 totaled $143.4 million, compared to $112.1 million for the same period last year. Non-GAAP costs and expenses were $132.5 million, compared to $103.4 million for the same period last year. The increase in non-GAAP costs and expenses was primarily due to an increase in marketing expenses, as well as an increase in turnover taxes resulting from higher revenues.

Income from operations for the first quarter of 2017 was $55.9 million, compared to $7.2 million for the same period last year. Non-GAAP income from operations was $66.7 million, compared to $15.9 million for the same period last year.

Non-operating income for the first quarter of 2017 was $2.1 million, compared to $0.6 million for the same period last year. Income tax expenses were $11.3 million, compared to $0.5 million for the same period last year, primarily due to higher profitability and the change in tax status of the Company’s PRC subsidiary from being fully tax exempted to being subject to 50% of the enterprise income tax rate in 2017.

Net income attributable to Weibo for the first quarter of 2017 was $46.9 million, or diluted net income per share of $0.21, compared to $7.1 million for the same period last year, or diluted net income per share of $0.03. Non-GAAP net income attributable to Weibo for the first quarter of 2017 was $57.8 million, or diluted net income per share of $0.26, compared to $16.4 million for the same period last year, or diluted net income per share of $0.07.

As of March 31, 2017, Weibo’s cash, cash equivalents and short-term investments totaled $444.2 million. For the first quarter of 2017, cash provided by operating activities was $72.5 million, capital expenditures totaled $4.5 million, and depreciation and amortization expenses amounted to $3.4 million.

Business Outlook

For the second quarter of 2017, Weibo estimates that its net revenues to be between $240 million and $250 million, which assumes a RMB to US dollar average exchange rate of 6.9. This forecast reflects Weibo’s current and preliminary view, which is subject to change.

Conference Call

Weibo’s management team will host a conference call from 7 AM — 8 AM Eastern Time on May 16, 2017 (or 7 PM — 8 PM Beijing Time on May 16, 2017) to present an overview of the Company’s financial performance and business operations. A live webcast of the call will be available through the Company’s corporate website at http://ir.weibo.com. The conference call can be accessed as follows:

US Toll Free:  +1 866-519-4004

Hong Kong Toll Free:  800-906-601

China Toll Free:  400-620-8038

International:  +65 6713-5090

Passcode for all regions:  18358362

A replay of the conference call will be available through midnight, Eastern Time on May 23, 2017. The dial-in number is +61 2-8199-0299. The passcode for the replay is 18358362.

Non-GAAP Financial Measures

This release contains the following non-GAAP financial measures: non-GAAP costs and expenses, non-GAAP income from operations, non-GAAP net income attributable to Weibo, non-GAAP diluted net income per share attributable to Weibo and adjusted EBITDA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP.

The Company’s non-GAAP financial measures exclude stock-based compensation, amortization of intangible assets, net gain on the sale of investments and impairment on investments, non-GAAP to GAAP reconciling items for the loss attributable to non-controlling interest, and provision for income tax related to the amortization of intangible assets (other non-GAAP to GAAP reconciling items have no tax effect). Adjusted EBITDA excludes interest income, income tax expenses, and depreciation expenses. The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing operating performance in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains (losses) and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations.  They may not be comparable to non-GAAP financial measures used by other companies.  Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures. Reconciliations of the Company’s non-GAAP financial measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

About Weibo

Weibo is a leading social media for people to create, share and discover Chinese-language content. It provides an unprecedented and simple way for people and organizations to publicly express themselves in real time, interact with others and stay connected with the world. Any user can post a feed and attach multi-media or long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide range of advertising and marketing solutions to its customers, ranging from large companies to small and medium-sized enterprises to individuals. The Company generates a substantial majority of revenues from the sale of advertising and marketing services, including the sale of social display ads and promoted feeds. Weibo has developed and is continuously refining its social interest graph recommendation engine, which enables its customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, Weibo’s expected financial performance and strategic and operational plans (as described, without limitation, in the “Business Outlook” section and in quotations from management in this press release. Weibo may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo’s limited operating history in certain new businesses; failure to grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising and marketing sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; changes in the macro-economic environment, including the depreciation of the Renminbi; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in Weibo’s annual report on Form 20-F for the fiscal year ended December 31, 2016 filed with the SEC on April 27, 2017 and other filings with the SEC. All information provided in this press release is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

Contact:

Investor Relations

Weibo Corporation

Phone: +86 10 5898-3017

Email: ir@staff.weibo.com

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Three months ended
	March 31,		December 31,
	2017	2016	2016

Net revenues:
Advertising and marketing revenues	$169,297	$99,246	$187,870
Other revenues	29,904	20,044	24,878
Total net revenues	199,201	119,290	212,748

Costs and expenses:
Cost of revenues (a)	46,450	36,626	49,454
Sales and marketing (a)	47,163	30,041	48,006
Product development (a)	39,191	36,934	39,869
General and administrative (a)	10,546	8,538	11,762
Total costs and expenses	143,350	112,139	149,091
Income from operations	55,851	7,151	63,657

Non-operating income (loss):
Gain on sale of and impairment on investments, net	(122)	(868)	(24,232)
Interest and other income , net	2,222	1,420	2,885
	2,100	552	(21,347)

Income before income tax expenses	57,951	7,703	42,310
Income tax expenses	(11,316)	(548)	(55)
Net income	46,635	7,155	42,255

Less: Net income (loss) attributable to noncontrolling interest	(296)	57	(715)

Net income attributable to Weibo	$46,931	$7,098	$42,970

Basic net income per share attributable to Weibo	$0.21	$0.03	$0.20
Diluted net income per share attributable to Weibo	$0.21	$0.03	$0.19

Shares used in computing basic net income per share attributable to Weibo	218,296	212,269	217,464
Shares used in computing diluted net income per share attributable to Weibo	224,632	219,626	224,359

(a) Stock-based compensation in each category:
Cost of revenues	$695	$508	$801
Sales and marketing	1,604	1,018	1,655
Product development	4,994	3,555	3,716
General and administrative	3,400	3,406	3,547

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	March 31,	December 31,
	2017	2016

Assets
Current assets:
Cash and cash equivalents	$225,734	$364,766
Short-term investments	218,469	31,188
Accounts receivable, net	129,914	116,054
Prepaid expenses and other current assets	127,813	66,664
Amount due from SINA	4,962	18,565
Current assets subtotal	706,892	597,237

Property and equipment, net	23,935	22,816
Goodwill and intangible assets, net	11,453	11,366
Investments	420,674	399,933
Other assets	7,588	5,592
Total assets	$1,170,542	$1,036,944

Liabilities and Shareholders’ Equity
Liabilities:
Current liabilities:
Accounts payable	$60,323	$48,997
Accrued and other liabilities	232,993	180,142
Deferred revenues	57,056	48,964
Current liabilities subtotal	350,372	278,103

Long-term liability	1,356	1,483
Total liabilities	351,728	279,586

Shareholders’ equity :
Weibo shareholders’ equity	814,949	753,225
Non-controlling interest	3,865	4,133
Total shareholders’ equity	818,814	757,358

Total liabilities and shareholders’ equity	$1,170,542	$1,036,944

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(In thousands, except per share data)

	Three months ended
	March 31, 2017				March 31, 2016				December 31, 2016
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising and marketing revenues	$169,297			$169,297	$99,246			$99,246	$187,870			$187,870
Other revenues	29,904			29,904	20,044			20,044	24,878			24,878
Net revenues	$199,201			$199,201	$119,290			$119,290	$212,748			$212,748

		(10,693)	(a)			(8,487)	(a)			(9,719)	(a)
		(155)	(b)			(241)	(b)			(154)	(b)
Total costs and expenses	$143,350	$(10,848)		$132,502	$112,139	$(8,728)		$103,411	$149,091	$(9,873)		$139,218

		10,693	(a)			8,487	(a)			9,719	(a)
		155	(b)			241	(b)			154	(b)
Income from operations	$55,851	$10,848		$66,699	$7,151	$8,728		$15,879	$63,657	$9,873		$73,530

		10,693	(a)			8,487	(a)			9,719	(a)
		155	(b)			241	(b)			154	(b)
		122	(c)			868	(c)			24,232	(c)
		(29)	(d)			(280)	(d)			(72)	(d)
		(39)	(e)			(60)	(e)			(39)	(e)
Net income attributable to Weibo	$46,931	$10,902		$57,833	$7,098	$9,256		$16,354	$42,970	$33,994		$76,964

Diluted net income per share attributable to Weibo	$0.21			$0.26	$0.03			$0.07	$0.19			$0.34

Shares used in computing diluted net income per share attributable to Weibo	224,632			224,632	219,626			219,626	224,359			224,359

Adjusted EBITDA:

Non-GAAP net income attributable to Weibo				$57,833				$16,354				$76,964
Interest income				(1,911)				(1,300)				(2,158)
Income tax expenses				11,355				608				94
Depreciation expenses				3,245				3,300				3,338
Adjusted EBITDA				$70,522				$18,962				$78,238

(a)  To exclude stock-based compensation.

(b)  To exclude amortization of intangible assets.

(c)  To exclude net gain on the sale of investments and impairment on investments.

(d)  To exclude Non-GAAP to GAAP reconciling items for the loss attributable to non-controlling interests.

(e)  To exclude the provision for income tax related to item (b). Other non-GAAP to GAAP reconciling items have no income tax effect.

Most of the reconciliation items were recorded in entities in tax free jurisdictions hence no income tax implications.

For impairment on investments, valuation allowances were made for those differences the Company does not expect to realize the benefit in the foreseeable future.

WEIBO CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(In thousands)

	Three months ended
	March 31,		December 31,
	2017	2016	2016

Net revenues
Advertising and marketing revenues
Small & medium-sized enterprises and key accounts	$161,506	$88,126	$163,187
Alibaba	7,791	11,120	24,683
Subtotal	169,297	99,246	187,870

Other revenues	29,904	20,044	24,878
	$199,201	$119,290	$212,748